PINK PANDA HOLDINGS, INC.
A DELAWARE CORPORATION

BYLAWS

PREPARED BY:

GORDON LAW GROUP,LTD.
400 CENTRAL AVE., # 340 Northfield, IL 60093
P 847-580-1279 | **F** 847-305-1202 | **E** GLG@GORDONLAWLTD.COM

PINK PANDA HOLDINGS, INC.

Article I Offices

1.1 Principal office. The principal office of Pink Panda Holdings, Inc. ("Corporation") shall be located at 1 E Erie St., Suite 525-2228, Chicago, IL 60611 or at such other location designated by the Board of Directors.

1.2 Registered office. The registered office of the Corporation required by law to be maintained in the State of Delaware may be, but need not be, identical with the principal office.

1.3 Other offices. The Corporation may have offices at such other places, either within or without the State of Delaware, as the Board of Directors may designate or as the affairs of the Corporation may require from time to time.

ARTICLE II Meetings of Shareholders

2.1 Place of meetings. All meetings of shareholders shall be held at such place, either within or without the State of Delaware, as may be designated by the Board of Directors or agreed upon by a majority of the shareholders entitled to vote at the meeting.

2.2 Annual meetings. The annual meeting of shareholders, for the election of Directors and the transaction of any other business properly brought before the meeting, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. If the day fixed for the annual meeting shall be a Saturday, Sunday, or legal holiday, the meeting shall be held on the next succeeding business day that is not a Saturday, Sunday, or legal holiday.

2.3 Substitute annual meeting. If the annual meeting is not held on the day designated in Section 2.2, a substitute annual meeting may be called as provided in Section 2.4. A substitute annual meeting shall be designated and treated for all purposes as the annual meeting.

2.4 Special meetings. Special meetings of the shareholders for any purpose or purposes may be called at any time by the President, Secretary, or Board of Directors of the Corporation. The Corporation shall also hold a special meeting upon receipt by the Secretary of a dated, written demand, signed by the holders of not less than 10 percent of all the votes entitled to be cast on the issue to be considered at the meeting, which demand shall specify the purpose for which the meeting is to be held.

2.5 Notice of meetings.
(a) Written notice stating the place, date, and time of every meeting of shareholders shall be personally delivered or mailed not less than ten days nor more than sixty days before the date of the meeting to each shareholder of record entitled to vote at the meeting. Notice shall be given by or at the direction of the President, the Secretary, or the other person calling the meeting. If mailed, such notice shall be effective when deposited in the United States mail, addressed to the shareholder at his address as it appears on the record of shareholders of the Corporation, with postage prepaid.

(b) In the case of a special meeting, the notice of meeting shall specifically state the purpose or purposes for which the meeting is called, and no business shall be transacted or corporate action taken other than that stated in the notice unless a waiver of notice is obtained from all shareholders entitled to vote on the matter. In the case of an annual or substitute annual meeting, the notice of meeting need not specifically state the business to be transacted unless required by the provisions of The Delaware General Corporation Law (the "Law").

(c) When a meeting is adjourned for 120 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. When a meeting is adjourned for less than 120 days in any one adjournment, it is not necessary to give any notice of the adjourned meeting other than by announcement at the meeting at which the adjournment is taken.

(d) The transactions of any meeting of shareholders, however called and with whatever notice, if any, are as valid as though taken at a meeting duly held after regular call and notice, if:

> **(i)** All the shareholders entitled to vote are present in person or by proxy and no objection to holding the meeting is made by any shareholder; or

> **(ii)** A quorum is present either in person or by proxy and no objection to holding the meeting is made by anyone so present and if, either before or after the meeting, each person entitled to vote who is not present, in person or by proxy, signs a written waiver of notice, a consent to the holding of the meeting, or an approval of the action taken as shown by the minutes thereof. All such waivers, consents, or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

2.6 Voting lists. After the record date for any meeting has been fixed in accordance with Section 4.1, the Secretary of the Corporation shall prepare a list of the shareholders entitled to vote at the meeting or any adjournment thereof, arranged in alphabetical order, and by voting group (including by class and series within a class), if applicable, with the address of and number of shares held by each. The list shall be kept on file and shall be made available for inspection and copying, following written demand by any shareholder and at such shareholder's expense, at the principal office of the Corporation at any time during the usual business hours or at a place identified in the notice of the meeting in the city where the meeting will be held for a period beginning two business days following the record date established with respect to such meeting. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to inspection by any shareholder during the whole time of the meeting or any adjournment.

2.7 Quorum.
(a) Shareholders holding a majority of the outstanding shares of the capital stock of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. In the event the Corporation has classes or series of shares entitled to vote as a separate voting group, action requiring the vote of such voting group may be taken only if a majority of those shares is represented in person or by proxy.

(b) The shareholders present at a meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

(c) In the absence of a quorum at the opening of any meeting of shareholders, or in the absence of a quorum of a voting group required to take action at such meeting, such meeting may be adjourned from time to time by a vote of the majority of the shares voting on the motion to adjourn, without notice except as required by Section 2.5(c) of this Article II. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting.

2.8 Proxies. Shares may be voted either in person or by one or more agents authorized by a written proxy executed by the shareholder or by his duly authorized attorney-in-fact. A telegram, telex, facsimile, or other form of wire or wireless communication appearing to have been transmitted by a shareholder or a photocopy or equivalent reproduction of a writing appointing one or more proxies shall be a valid form to appoint a proxy. A proxy is not valid after the expiration of eleven months from the date of its execution, unless the person executing it specifies therein the length of time for which it is to continue in force, or limits its use to a particular meeting. No proxy shall be valid after ten years from the date of its execution.

2.9 Voting of shares.
(a) Subject to the provisions of Section 3.8 relating to cumulative voting, each shareholder entitled to vote on a matter coming before the meeting shall be entitled to one vote as to that matter for each share of capital stock held of record by the shareholder.

(b) Except in the election of directors as governed by the provisions of Section 3.3, the vote of a majority of the shares present at a meeting of shareholders at which a quorum is present shall be the act of the shareholders on that matter, unless the vote of a greater number is required by law or by the Articles of Incorporation or these Bylaws.

(c) Shares of its own stock owned by the Corporation, directly or indirectly, through a subsidiary corporation or otherwise, shall not be voted and shall not be counted in determining the total number of shares entitled to vote, except that shares held in a fiduciary capacity may be voted and shall be counted to the extent provided by law.

2.10 Inspectors. An appropriate number of inspectors for any meeting of shareholders may be appointed by the Chairman of the meeting. Inspectors will open and close the polls, will receive and take charge of the ballots, and will decide all questions as to the qualifications of voters, validity of proxies and ballots, and the number of votes properly cast.

2.11 Informal action by shareholders. Any action required or permitted by law, these Bylaws, or Corporation's Articles of Incorporation to be taken at any meeting of shareholders may be taken without such meeting, without prior notice, and without a vote, provided that the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted, as provided by law. The foregoing action(s) shall be evidenced by written consents describing the action taken, dated, and signed by approving shareholders having the requisite number of votes of each voting group entitled to vote thereon and delivered to Pink Panda Holdings, Inc., in accordance with Delaware Law. Within ten days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing or who are not entitled to vote. Said notice shall fairly summarize the material features of the authorized action and if the action requires the providing of dissenters' rights, said notice will comply with the disclosure requirements pertaining to dissenters' rights of Delaware Law.

ARTICLE III Board of Directors

3.1 General powers. All corporate powers, business, and affairs will be exercised, managed, and directed under the authority of the Board of Directors. Except as otherwise expressly provided by law, the Articles of Incorporation, or these Bylaws, all of the powers of the Corporation shall be vested in the Board of Directors. The Chairman of the Board cannot be removed by any vote of the Board of Directors, Directors, shareholders, or otherwise, In the event the Board of Directors has an even number of Directors, the Chairman of the Board shall be the tie-breaking vote on all matters before the Board of Directors.

3.2 Number, term, and qualifications. The number of directors constituting the Board of Directors initially shall be one, such number to be changed from time to time by the Board of Directors. Each director shall hold office until the next annual meeting of shareholders or until his successor shall have been elected and qualified, or until his earlier death, resignation, retirement, removal, or disqualification. Directors must be natural persons of eighteen years or older, but need not be shareholders of the Corporation unless so required by the Articles of Incorporation.

3.3 Election of directors. Except as provided in Sections 3.4 and 3.5, the directors shall be elected at the annual meeting of shareholders. Those nominees who receive the highest numbers of votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present shall be deemed to have been elected. If any shareholder so demands, the election of directors shall be by ballot.

3.4 Removal and resignation. Any director may be removed at any time with or without cause by a vote of the shareholders if the number of votes cast to remove him exceeds the number of votes cast not to remove him, except for the Chairman of the Board. [If cumulative voting is permitted, an individual director shall not be removed when the number of shares voting against the proposal for removal would be sufficient to elect a director if such shares could be voted cumulatively at an annual election.] If any director is removed, a successor director may be elected at the same meeting. A director may not be removed at a meeting (other than an annual meeting at which election of directors normally occurs) unless the notice of the meeting states that one of the purposes of the meeting is removal of the director. A director may resign at any time by communicating his resignation to the Board of Directors, its Chairman, or the Corporation. Such resignation is effective when communicated unless it specifies in writing a later date or subsequent event upon which it will become effective.

3.5 Vacancies. Any vacancy occurring on the Board of Directors, including a vacancy caused by an increase in the authorized number of directors or a failure of the shareholders to elect the full authorized numbers of directors, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum, or by the sole remaining director. The term of a director elected to fill a vacancy shall expire at the next meeting of shareholders at which directors are elected.

3.6 Chairman of the Board. There may be a Chairman and Vice-Chairman of the Board of Directors appointed by the President of the Company. The Chairman, or in his absence the Vice-Chairman, shall preside at all meetings of the Board of Directors, and each shall perform such other duties as may be directed by the Board of Directors. The Chairman and Vice-Chairman shall be officers of the Corporation.

3.7 Compensation. The Board of Directors may compensate directors for their services as such and may provide for the payment of any or all expenses incurred by directors in attending regular and special meetings of the Board of Directors. This provision shall not preclude directors from serving the Corporation in other capacities and receiving compensation for such other services.

3.8 Cumulative voting. Every shareholder entitled to vote at an election of directors shall have the right to vote the number of shares standing of record in his name for as many persons as there are directors to be elected and for whose election he has a right to vote, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes on the same principle among any number of such candidates. This right of cumulative voting shall not be exercised unless the meeting notice or proxy statement accompanying such notice states conspicuously that cumulative voting is authorized, or some shareholder or proxy holder who has the right to cumulate his votes announces in open meeting, before the voting for the directors starts, his intention to vote cumulatively. If such an announcement is made, the chair shall declare that all shares entitled to vote have the right to vote cumulatively and shall grant a recess of not less than one nor more than four hours, as he shall determine, or of such other period of time as is unanimously then agreed upon.

3.9 Presumption of Assent. A director of Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken will be presumed to have assented to the action taken unless such director votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

3.10 Executive and Other Committees. A resolution, adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and/or other committee(s) which will have and may exercise all the authority of the Board of Directors to the extent provided in such resolution, except as is provided by law. Each committee must have two or more members who serve at the pleasure of the Board of Directors. The Board may, by resolution adopted by a majority of the full Board of Directors, designate one or more directors as alternate members of any such committee who may act in the place and instead of any absent member or members at any meeting of such committee.

ARTICLE IV Meetings of Directors

4.1 Regular Meetings. A regular meeting of the Board of Directors shall be held immediately after, and at the same place as, the annual meeting of shareholders. In addition, the Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings.

4.2 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors. Such a meeting may be held either within or without the State of Delaware, as fixed by the person or persons calling the meeting.

4.3 Notice of Meetings. Regular meetings of the Board of Directors may be held without notice. The person or persons calling a special meeting of the Board of Directors shall, at least twenty-four hours before the meeting, give notice thereof by any usual means of communication. Notice of a regular or special meeting need not specify the purpose for which the meeting is called. Notice of an adjourned meeting need not be given if the time and place are fixed at the meeting at which adjournment is taken and if the period of adjournment does not exceed 10 days in any one adjournment.

4.4 Waiver of notice. Any director may waive notice of any meeting, either before or after the meeting. Except as set forth in the next sentence, a waiver of notice shall be in writing and shall be filed by the Secretary with the corporate records or as part of the minutes of the meeting. The attendance by a director at a meeting shall constitute a waiver of notice of such meeting, except where a director at the beginning of the meeting (or promptly upon his arrival) objects to the holding of the meeting or transacting business at the meeting and does not vote for or assent to any action taken at the meeting.

4.5 Quorum. A majority of the number of directors fixed by these Bylaws [or, if the size of the board varies, A majority of the number of directors in office immediately before the meeting begins] shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.

4.6 Manner of Acting. Except as otherwise provided in these Bylaws or as required by law, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

4.7 Informal Action by Directors. Action taken by a majority of the directors without a meeting is nevertheless action of the Board of Directors if written consent to the action in question is signed by all of the directors and filed with the minutes of the proceedings of the Board of Directors, whether done before or after the action so taken.

4.8 Participation by Telephone. Any one or more directors or members of a committee may participate in a meeting of the Board of Directors or committee by means of a conference telephone or similar communications device that allows all persons participating in the meeting to hear each other. Participation by this means shall be deemed presence in person at the meeting.

ARTICLE V Officers

5.1 Officers of the Corporation. The officers of the Corporation shall consist of a President, Secretary, and Treasurer. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person. No officer may act in more than one capacity where the action of two or more officers is required.

5.2 Election and Term. The officers of the Corporation shall be elected by the Board of Directors, and each officer shall hold office until his death, resignation, retirement, removal, or disqualification or until his successor shall have been elected and qualified.

5.3 Compensation. The compensation, if any, of all officers of the Corporation shall be fixed by the Board of Directors, and no officer shall serve the Corporation in any other capacity and receive compensation therefor unless such additional compensation is authorized by the Board of Directors prior to the rendition of such services.

5.4 Removal and Resignation. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. An officer may resign at any time, by communicating his resignation to the Corporation, but such resignation shall be without prejudice to the contract rights, if any, of the Corporation with such officer.

5.5 President. The President shall be the chief executive officer of the Corporation and shall be primarily responsible for the implementation of policies of the Board of Directors. He shall have authority over the general management and direction of the business and operations of the Corporation and its divisions, if any, subject only to the ultimate authority of the Board of Directors. He shall be a director and, except as otherwise provided in these Bylaws or in the resolutions establishing such committees, he shall be ex officio a member of all committees of the Board of Directors. In the absence of the Chairman and the Vice-Chairman of the Board, or if there are no such officers, the President shall preside at all corporate meetings. He may sign and execute in the name of the Corporation stock certificates, deeds, mortgages, bonds, contracts, or other instruments except in cases where the signing and the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law otherwise to be signed or executed. In addition, he shall perform all duties incident to the office of the President and such other duties as from time to time may be assigned to him by the Board of Directors.

5.6 Secretary. The Secretary will have custody of and maintain all of the corporate records except the financial records. The Secretary shall see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law. Such officer shall have custody of the deeds, leases, contracts, and other important corporate documents and shall have charge of the books, records, and papers of the Corporation relating to its organization and management as a Corporation. Furthermore, said officer will record the minutes of all meetings of the shareholders and Board of Directors and perform such other duties as may be prescribed by the Board of Directors or the President. Furthermore, said officer shall be responsible for authenticating records of the Corporation.

5.7 Treasurer. The Treasurer shall have charge of and be responsible for all funds and securities, receipts, and disbursements of the Corporation, and shall deposit all money and securities of the Corporation in such banks and depositories as shall be designated by the Board of Directors pursuant to Section 5.1. He shall be responsible for: (a) maintaining adequate financial accounts and records in accordance with generally accepted accounting practices; (b) preparing appropriate operating budgets and financial statements; (c) preparing and filing all tax returns required by law; (d) preparing a true statement of the Corporation's assets and liabilities as of the close of each fiscal year, all in reasonable detail, which statement shall be filed at the Corporation's registered office or principal place of business within four months after the end of such fiscal year and kept available there for a period of at least ten years; and (e) performing all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President, by the Board of Directors, by the Finance Committee, or by these Bylaws.

5.8 Voting of Stock Held. Unless otherwise provided by vote of the Board of Directors, the President or Secretary may from time to time appoint an attorney or attorneys or agent or agents of the Corporation to cast the votes that the Corporation may be entitled to cast as a shareholder or otherwise in any other corporation, any of whose stock or securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, to waive notice of meetings, or to consent in writing to any action by any other such corporation, and may instruct the person or persons so appointed as to the manner of casting votes, waiving notice, or giving consent, and may execute or cause to be executed on behalf of the Corporation written proxies, consents, waivers, or other instruments that such officer may deem necessary or proper. The President or Secretary may himself/herself attend any meeting of the holders of stock or other securities of such other corporation and vote or exercise any powers of the Corporation as the holder of such stock or other securities.

ARTICLE VI Books and Records
6.1 Books and Records. Corporation shall keep as permanent records minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders of Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of the Corporation. Furthermore, the Corporation shall maintain accurate accounting records. Furthermore, the Corporation shall maintain the following:
(i) A record of its shareholders including the number and series of shares held by each;
(ii) Corporation's Articles or Restated Articles of Incorporation and all amendments thereto currently in effect;
(iii) Corporation's Bylaws or Restated Bylaws and all amendments thereto currently in effect;
(iv) Resolutions adopted by the Board of Directors;
(v) The minutes of all shareholders' meetings; and
(vi) A list of the names and business street addresses of Corporation's current directors and officers.

6.2 Shareholder's Inspection Rights. A shareholder of Corporation (including a beneficial owner whose shares are held in a voting trust or a nominee on behalf of a beneficial owner) may inspect and copy, during regular business hours at Corporation's principal office, any of the corporate records required to be kept pursuant to Section 6.1 of these Bylaws if said shareholder gives Corporation written notice of such demand at least five business days before the date on which the shareholder wishes to inspect and copy. The foregoing right of inspection is subject however to such other restrictions as are applicable under Delaware Law, including, but not limited to, the inspection of certain records being permitted only if the demand for inspection is made in good faith and for a proper purpose (as well as the shareholder describing with reasonable particularity the purpose and records desired to be inspected and such records are directly connected with the purpose).

6.3 Financial Information. Unless modified by resolution of the shareholders within 120 days of the close of each fiscal year, Corporation shall furnish the shareholders annual financial statements which may be consolidated or combined statements of Corporation and one or more of its subsidiaries as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flow for that year. If financial statements are prepared on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis. If the annual financial statements are reported on by a public accountant, said accountant's report shall accompany said statements. If said annual financial statements are not reported on by a public accountant, then the statements shall be accompanied by a statement of the president or the person responsible for Corporation's accounting records (a) stating his/her reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation; and (b) describing any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year. The annual financial statements shall be mailed to each shareholder of Corporation within 120 days after the close of each fiscal year or within such additional time as is reasonably necessary to enable Corporation to prepare same, if, for reasons beyond Corporation's control, said annual financial statement cannot be prepared within the prescribed period.

Article VII Class of Stock
The Corporation will initially have one class of stock, Class A. The Corporation may, from time-to-time, amend these Bylaws to create additional classes of stock.

Article VIII Dividends
Corporation's Board of Directors may, from time to time, declare dividends consistent and subject to Delaware Law (Section 170(a) of the Delaware General Corporation Law).

Article IX Amendment
These Bylaws may be altered, amended, or repealed, and altered, amended, or new Bylaws may be adopted by a majority vote of the full Board of Directors.